Exhibit 12.1

Nuveen Investments Inc. & Subsidiaries

Computation of Earnings to Fixed Charges

(in thousands, except for the ratio of earnings to fixed charges)

	For the Year Ended December 31,					For the Three Months Ended March 31,
	2009	2010	2011	2012	2013	2013	2014
EARNINGS:
Income/(loss) before taxes	$(4,561)	$25,776	$(26,446)	$(877,916)	$32,359	$(3,824)	$(1,103)

less: (income)/loss from noncontrolling interests	(1,653)	(87,426)	7,171	66,188	(29,516)	(10,367)	12,121

less: Symphony CLO V (income)/loss	(135,273)	(24,949)	7,576	(23,165)	(4,725)	(3,875)	(997)

Income/(loss) before taxes attributable to Nuveen Investments, before all non-controlling interests and Symphony CLO V	(141,487)	(86,599)	(11,699)	(834,893)	(1,882)	(18,066)	10,021

Fixed charges	318,061	320,635	330,072	351,712	295,630	83,280	68,699

Earnings, as defined	$176,574	$234,036	$318,373	$(483,181)	$293,748	$65,214	$78,720

FIXED CHARGES:
Net interest expense	$306,642	$309,552	$320,416	$340,270	$283,759	$80,414	$65,934
add: interest and dividend revenue	5,253	5,420	3,685	5,290	5,886	1,340	1,264
Gross interest expense	311,895	314,972	324,101	345,560	289,645	81,754	67,198

Interest component of rent expense (one-third of rent expense)	6,166	5,663	5,971	6,152	5,985	1,526	1,501

Total Fixed Charges	$318,061	$320,635	$330,072	$351,712	$295,630	$83,280	$68,699

Ratio of earnings to fixed charges:	0.56	0.73	0.96	(1.37)	0.99	0.78	1.15

Deficiency	$(141,487)	$(86,599)	$(11,699)	$(834,893)	$(1,881)	(18,066)	n/a